Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 15, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10771
Senior Loan and Limited Duration ETF Portfolio, Series 6
(the "Trust")
CIK No. 1969529 File No. 333-271369

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Risk Factors

1.If the final portfolio of the Trust holds Funds that will employ leverage in their portfolios, please add appropriate risk disclosure.

Response:If, based on the Trust's final portfolio, the Trust has exposure to Funds that employ leverage, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon